Exhibit 99.1

Mr Oren Shefler

Jacada Ltd

By fax and e-mail

December 17, 2017

Dear Mr Shefler,

POSITION STATEMENT GENERAL MEETING ON DECEMBER 27. 2017

Reference is made to those certain 6-K forms filed by Jacada Ltd (the “Company”) on November 22, 2017 and on November 27, 2017 and the exhibits attached thereto with respect to the Annual General Meeting scheduled to be held on December 27, 2017 (the “General Meeting”).

I, the undersigned beneficial owner of 49,000 shares of the Company, hereby propose to vote "AGAINST” proposals 1-5 for the following reasons, which are to the best of my knowledge and belief.

1.	Proposal 1: (Re-election of Mr G Hollander and Mr Y Hollander)

I propose to vote “AGAINST” the proposed re-election of Mr G Hollander and Mr Y Hollander as directors as I believe that:

a.	There are too many directors for a company of this size.

b.	A change in leadership and directors is long overdue, as the current directors seem unable to turn the Company around.

c.
There should be greater transparency by the directors and by the Company in their communications with shareholders. For example: I would like to see the Company provide more investor relations information and quarterly financial reports (as previously done together with conference calls). For example: the Q3 2017 report made available to the proposed private placement investors (whom are existing large shareholders) was not made available to the other shareholders (ie, selective disclosure of information was made to some shareholders and not others).

2.	Proposal 2 (proposed private placement)

I propose to vote “AGAINST” the proposed private placement.

I object to the dilution of minority shareholders through the proposed private placement of approximately 27% of the Company’s share capital, which appears to be made only to the Company’s large shareholders.

a.	It is my view that it would have been preferable to raise funds through a rights offering.

b.
Very little information is provided on the proposed participants and the disclosure of their interests and the respective approval processes by the board of directors for each proposed participant in the placement.

c.	In addition there is the issue of the Q3 2017 financial reports being provided only to the proposed participants and not to all shareholders.

d.
The price selected for the proposed placement is on the lower side of the, irrelevant and unrepresentative range at which the Company’s shares have been, hardly, traded in the past year. It is also considerably lower, than the price IGP paid a year earlier (price of $5.95 per share paid to Mr. Lloyd I. Miller, for the majority, close to 20% of the outstanding shares of Jacada, and the $5.25 per share for only about 5% of the outstanding shares in the private placement approved at the general meeting on November 10, 2016, again not connected to the irrelevant and unrepresentative market price which is also an oppressed price, by management's decisions to keep it listed on OTCQB, Pink sheet, and lack of visibility to the company's shareholders.

These issues taken together appear to be unfairly prejudicial and oppressive to the minority shareholders, such as myself.

Mr Ashton’s participation in the placement is curious given his very public objections to the Company’s management 2 years ago. His objections were made public by his position paper at that time and the questions raised by him then, remained unanswered publicly.

In addition, it is my view that the Hollander brothers’ shareholdings should be counted together as they are ‘relatives’ together with other shareholdings of their relatives as defined in the Companies Law, 5759 - 1999 (“Companies Law”). I believe that their combined holding is close to, if not over, 25% of the share capital of the Company. It is difficult to tell the precise number as there is insufficient information and the tests for share ownership for the SEC and the Companies Law are different.

3.	Proposal 3: Approval of amended Office Holder Compensation Policy

I propose to vote “AGAINST” the proposed amended Compensation Policy. I do not believe that the proposed policy is appropriate for an underperforming company such as the Company. For example:

a.
s.7.6 of the proposed Office Compensation Policy seeks to permit grants of options at prices that are not the closing price on the stock exchange and are to be at “... other price that shall be based on a standard for fair market value that the Compensation Committee and/or Board of Directors may adopt from time to time.” It is wholly unclear what basis for selecting prices will be made and what protection shareholders will have from grants being made at below market price and what would be the cost to the Company of such grants.

b.
s.8 provides overly generous provisions in the event that the services of an executive are terminated: he/she may be entitled to receipt of up to 12 months’ salary as an adjustment period, an additional discretionary payment of 12 months and an additional payment of up to 12 months for non-competing with the Company. A payment of up to 3 years’ salary to one or more executives in a change of control of the Company may deter would be purchasers and may erode any shareholder value in a sale of the Company.

c.	Given just these two examples of the compensation policy being overly generous and lacking transparency, I propose that the shareholders vote against the proposal to approve the amended policy.

4.	Proposal 4: Approval of CEO compensation package

I propose to vote “AGAINST” the approval of the CEO’s compensation package, for the following reasons:

a.	The proxy materials state that the approval of the package by the board of directors was made under the existing Company’s Office Holder Compensation Policy dated December 31, 2013.

b.
Under 272 (Cl)(l) of the Companies Law, the Company’s compensation policy must be approved by the shareholders every three calendar years. It therefore appears that Mr Rozenblat’s compensation package was approved without the Company having a valid compensation policy in effect at the time of the approval of his compensation package. The proposed package may only be approved by the compensation committee and then by the board of directors and then by the shareholders at a general meeting held after the Company’s shareholders adopt a new office holder compensation policy (s. s. 267A(d) of the Companies Law).

c.
It is not clear why the Company should accelerate the vesting of options based on attaining unspecified targets, as the staggered vesting of options over 4 years is intended to incentivize an office holder to stay in the Company over the full 4 year term. The proposal to approve a grant with an unspecified quantity being accelerated for attaining unspecified targets that trigger the acceleration cannot be given proper consideration by the shareholders without additional disclosure of information. The shareholders are not a rubber stamp.

5.	Proposal 5: Re-election of unclassified directors

I propose to vote “AGAINST” the proposed re-election of unclassified directors, for the following reasons:

a.	Wrong decisions (in my opinion) being taken by the directors: the proposed private placement decision and the overly generous Office Holder Compensation Policy, the high CEO package.

b.	Additional issues raised in my objections to Proposal 1.

Yours sincerely Rephael Gefen